July 16, 2024

Gordon Harper
Chief Financial Officer, Controller and Secretary
Armour Residential REIT, Inc.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

        Re: Armour Residential REIT, Inc.
            Form 10-K for the Fiscal Year Ending December 31, 2023 Filed March 15, 2024
            File No. 001-34766
Dear Gordon Harper:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ending December 31, 2023
Management's Discussion and Analysis
Results of Operations, page 49

1. We note your disclosure on page 113 stating that net interest margin contains a non-
       GAAP financial measure and thus "SEC filings should include enhanced disclosures in accordance with applicable SEC guidance." However, on page 49, you make reference that changes were made in the fourth quarter of 2023 and that your prior presentation of
       Net Interest Margin is a non-GAAP financial measure. It appears the current presentation on page 49 no longer contains aspects of a Non-GAAP financial measure.
        Please confirm and/or clarify whether this is the case. To the extent the current presentation is still a non-GAAP financial measure, please clarify and/or revise accordingly to comply with the disclosure requirements of Item 10(e) of Regulation S-K.
 July 16, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction